SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.

(Translation of Registrant's Name into English)

13 Zarchin Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Introduces NTR-X, Next Generation Cloud-Based Compliance Solution for Omnichannel Trade Recording Management, Dated February 1, 2021.
99.2 NICE Actimize Launches AI-Driven New Account Fraud Solution to Combat Synthetic and Stolen Identity Fraud, Dated February 2, 2021.
99.3 NICE Announces Agile WEM, Empowering Organizations to Sustain High Employee Engagement in the Work-from-Anywhere Reality, Dated February 3, 2021.
99.4 NICE Presents Best Practices to Accelerate Leadership in CX Agility and Empower Exceptional Experiences, Dated February 4, 2021.
99.5 NICE Opens Nominations for 2021 PSAPs’ Finest Awards Honoring Emergency Communications Professionals, Dated February 8, 2021.
99.6 NICE Actimize Recognized with 2021 Frost & Sullivan North America Technology Innovation Leadership Award for Enterprise Fraud Management, Dated February 9, 2021.
99.7 Fusion BPO Selects NICE Workforce Management in the Cloud to Drive Efficiency Gains and Boost Customer as well as Employee Engagement, Dated February 10, 2021.
99.8 NICE Actimize Introduces Breakthrough AI-Powered Watch List Screening Solution for Superior Risk Management, Dated February 11, 2021.
99.9 NICE Real-Time Authentication and Fraud Prevention Solutions Win UK Customer Service Excellence Award for Innovation, Dated February 22, 2021.
99.10 NICE inContact Wins Gold Stevie Award for its Leading Cloud Customer Experience Platform, Dated February 23, 2021.
99.11 Skipton Building Society Takes Workforce Management and Employee Engagement to the Cloud with NICE, Dated February 24, 2021.
99.12 NICE inContact CXone Recognized by Frost & Sullivan for Contact Center Innovation in Europe, Australia, Dated February 25, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD. Name: /s/ Tali Mirsky Title: Corporate VP, General Counsel and Corporate Secretary Dated: March 10, 2021

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:
99.1 NICE Introduces NTR-X, Next Generation Cloud-Based Compliance Solution for Omnichannel Trade Recording Management, Dated February 1, 2021.
99.2 NICE Actimize Launches AI-Driven New Account Fraud Solution to Combat Synthetic and Stolen Identity Fraud, Dated February 2, 2021.
99.3 NICE Announces Agile WEM, Empowering Organizations to Sustain High Employee Engagement in the Work-from-Anywhere Reality, Dated February 3, 2021.
99.4 NICE Presents Best Practices to Accelerate Leadership in CX Agility and Empower Exceptional Experiences, Dated February 4, 2021.
99.5 NICE Opens Nominations for 2021 PSAPs’ Finest Awards Honoring Emergency Communications Professionals, Dated February 8, 2021.
99.6 NICE Actimize Recognized with 2021 Frost & Sullivan North America Technology Innovation Leadership Award for Enterprise Fraud Management, Dated February 9, 2021.
99.7 Fusion BPO Selects NICE Workforce Management in the Cloud to Drive Efficiency Gains and Boost Customer as well as Employee Engagement, Dated February 10, 2021.
99.8 NICE Actimize Introduces Breakthrough AI-Powered Watch List Screening Solution for Superior Risk Management, Dated February 11, 2021.
99.9 NICE Real-Time Authentication and Fraud Prevention Solutions Win UK Customer Service Excellence Award for Innovation, Dated February 22, 2021.
99.10 NICE inContact Wins Gold Stevie Award for its Leading Cloud Customer Experience Platform, Dated February 23, 2021.
99.11 Skipton Building Society Takes Workforce Management and Employee Engagement to the Cloud with NICE, Dated February 24, 2021.
99.12 NICE inContact CXone Recognized by Frost & Sullivan for Contact Center Innovation in Europe, Australia, Dated February 25, 2021.